February 4, 2008

VIA U.S. MAIL AND FAX (703)469-1075

Kurt R. Harrington
Executive Vice President and Chief Financial Officer
Friedman, Billings, Ramsey Group, Inc
1001 Nineteenth Street North
Arlington, VA 22209

Re: Friedman, Billings, Ramsey Group, Inc
       File No. 000-50230
       Form 10-K for Fiscal Year Ended
       December 31, 2006
       Filed March 1, 2007
       Form 10-Q for the Quarterly Period Ended
       September 30, 2007
       Filed November 9, 2007

Dear Mr. Harrington:

We have reviewed your response letter dated January 18, 2008 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Kurt R. Harrington
Friedman, Billings, Ramsey Group, Inc
February 4, 2008
Page 2

Form 10-K for the Year Ended December 31, 2006

Financial Statements

Note 3. FBR Capital Markets Corporations Offering, page F-19

1.   We have considered your response to our prior comment 2. Given that FBR
        Capital Markets was a newly formed subsidiary, we are unclear how you
        determined that realization of the gain is assured thus allowing the gain to be
        recognized. Please provide to us an analysis supporting management's opinion
        that the realization of the gain is assured. Reference is made to question 2 of SAB
        51.

        Please respond to the comment included in this letter within ten business days.
Please submit your response on EDGAR. If you have any questions, you may contact
Robert Telewicz, Staff Accountant at (202) 551-3438, or the undersigned at (202)551-
3629.

                                        Sincerely,

                                        Kevin Woody
                                        Accounting Branch Chief